FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.

Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Reports Significant Interim Increase in Mineral Resources at La Yaqui

Toronto, Ontario (September 12, 2016) – **Alamos Gold Inc.** (**TSX:AGI; NYSE:AGI**) ("Alamos" or the "Company") today reported an updated National Instrument 43-101 compliant mineral resource estimate for its La Yaqui project as of September 1, 2016. The Company will be hosting an Exploration Workshop today starting at 10am EST to discuss its activities at La Yaqui and Cerro Pelon. The presentation and webcast will be available at www.alamosgold.com. For a detailed summary of mineral reserves and resources by category, refer to the table below.

LA YAQUI MINERAL RESERVES AND RESOURCES						
	September 1, 2016			December 31, 2015		
	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)
Proven Mineral Reserves	474	1.52	23	474	1.52	23
Probable Mineral Reserves	1,438	1.42	66	1,438	1.42	66
Proven & Probable Mineral Reserves	**1,912**	**1.45**	**89**	**1,912**	**1.45**	**89**
Indicated Mineral Resources (exclusive of Mineral Reserves)	**4,050**	**1.14**	**149**	**-**	**-**	**-**
Inferred Mineral Resources	**5,524**	**1.68**	**298**	**5,087**	**1.42**	**232**

Highlights

- Increased combined mineral resources at La Yaqui by 93%, or 215,000 ounces to now total 447,000 ounces reflecting eight months of drilling in 2016. The updated mineral resource is comprised of 149,000 ounces of indicated mineral resources and 298,000 ounces of inferred mineral resources
- La Yaqui now contains combined mineral reserves and resources of 536,000 ounces, marking a 570% increase since the end of 2014. With only 25% of the large (1 kilometre by 0.9 kilometre) alteration anomaly explored to date and additional mineralized intercepts outside the existing mineral resources, La Yaqui shows strong potential for further mineral reserve and resource growth
- Exploration activities will continue at La Yaqui at an aggressive pace throughout the remainder of the year. A total of eight rigs are currently drilling with an additional 10,000 metres planned by year end. The focus will be on infill drilling the inferred mineral resources, extension drilling on both zones and scout drilling over the remainder of the large alteration anomaly

TRADING SYMBOL: TSX:AGI NYSE:AGI

WEBSITE: www.alamosgold.com

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 2 | ALAMOS GOLD INC  Mineral reserves and resources at La Yaqui are oxide and amenable to heap leaching based on preliminary metallurgical testing  Phase I development of the La Yaqui mineral reserve remains on track with initial production expected mid-2017  Given the ongoing exploration success and strong potential for further mineral reserve and resource growth at Cerro Pelon, the Company is postponing the submission of the project’s Environmental Impact Assessment (“EIA”). With a number of new targets identified over the larger Cerro Pelon area, further drilling is needed to ensure this upside is captured in the development of the project “We are very pleased to see our exploration efforts at La Yaqui translate into a substantial increase in mineral resources. In a little over one year of drilling, we have added nearly 450,000 ounces of gold, transforming La Yaqui from a satellite project to one of the most important deposits in the Mulatos District. Phase I development of La Yaqui remains on track and with continued exploration success, we look forward to further growth of the deposit,” said John A. McCluskey, President and Chief Executive Officer. The 2016 drill program at La Yaqui was designed to both upgrade and extend the 232,000 ounces of inferred mineral resources discovered in two new zones of mineralization in 2015. These zones are located to the northeast of the existing mineral reserve pit along a one kilometre long northwest trending silica ridge. The program has been successful on both fronts, with a combined increase in indicated and inferred mineral resources of 215,000 ounces in eight months of drilling. This includes upgrading 149,000 ounces to an indicated mineral resource and expanding the higher grade inferred mineral resource to 298,000 ounces. Including existing mineral reserves of 89,000 ounces, La Yaqui now hosts a combined mineral reserve and resource of 536,000 ounces, a substantial increase from the mineral reserve of 80,000 ounces at the end of 2014. The 2016 La Yaqui mineral resource update incorporates 27,201 metres of drilling completed across 132 holes through the first eight months of 2016. This included infill and extension drilling on the two zones of mineralization identified to date along the large northwest trending ridge at La Yaqui. La Yaqui – Zone 1 Infill drilling was focused on Zone 1 with the goal of upgrading the existing inferred mineral resource. This was successful while also increasing the grade and size of the zone. The indicated mineral resource now contains 4.1 million tonnes grading 1.14 g/t Au, for 149,000 ounces. At year end 2015 this zone contained 2.3 million tonnes grading 1.09 g/t Au for 81,000 ounces in the inferred category. La Yaqui – Zone 2 Step out drilling successfully expanded both zones of mineralization and more than replaced the upgraded inferred mineral resources. Most of the increase occurred in Zone 2 which hosts nearly all of the higher grade inferred mineral resource of 5.5 million tonnes grading 1.68 g/t Au, containing 298,000 ounces. At year end 2015 this zone contained 2.5 million tonnes grading 1.86 g/t Au for 148,000 ounces in the inferred category. Both zones remain open, with Zone 2 open along strike and down dip and Zone 1 along strike to the north. The mineral resources are in oxide mineralization with preliminary metallurgical test work indicating it is amenable to heap leaching.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 3 | ALAMOS GOLD INC Only 25% of this large system has been explored to date and La Yaqui remains the Company’s highest priority exploration target with eight rigs currently working on the project. The Company plans to drill an additional 10,000 metres before the end of 2016. The focus will be on infill drilling the inferred mineral resources in Zone 2, extension drilling on both zones and scout drilling over the remainder of the large alteration anomaly. La Yaqui Phase I Development Development of Phase I of the La Yaqui mineral reserve remains on track with initial production expected mid-2017. Given its higher grades and higher recoveries, La Yaqui will provide among the lowest cost and highest margin ounces produced at Mulatos. The EIA for the road construction at La Yaqui was approved during the second quarter and the project EIA was submitted in April. The Company expects it will receive approval of the project EIA in October 2016. Cerro Pelon Update Exploration at Cerro Pelon continues to yield excellent results. Given the ongoing exploration success and strong potential for further mineral reserve and resource growth, the Company is postponing the submission of the project’s EIA. With a number of new targets identified over the larger Cerro Pelon area, further drilling is needed to ensure this upside is captured in the development of the project. Exploration will continue in a systematic and phased approach across all targets in the larger Cerro Pelon area with the immediate focus on the northern silica cap and area of alteration to the west. Qualified Persons Chris Bostwick, FAusIMM, Alamos Gold’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”). The Qualified Person for the NI 43-101 compliant La Yaqui mineral reserve is Herb Welhener, SME-QP, Vice President, Independent Mining Consultants Inc. The Qualified Person for the NI 43-101 compliant La Yaqui mineral resource is Marc Jutras, P.Eng, Principal, Ginto Consulting Inc. Exploration programs for the Company are directed by Aoife McGrath, M.Sc., M.AIG, Alamos Gold’s Vice President of Exploration and a Qualified Person under the requirements of NI 43- 101. Field programs in Mexico are supervised by Kristen Simpson P.Geo., Alamos Gold’s Exploration Manager – Mexico, a Qualified Person under the requirements of NI 43-101. About Alamos Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 4 | ALAMOS GOLD INC FOR FURTHER INFORMATION, PLEASE CONTACT: Scott K. Parsons Vice President, Investor Relations (416) 368-9932 x 5439 The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. Cautionary Note This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding gold grades, recoveries, potential mineralization, reserves and resources, exploration results, and future plans and objectives of Alamos, are forward- looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to expectations with respect to ongoing exploration, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form and other disclosures of “Rick Factors” by Alamos, available on SEDAR and EDGAR. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Cautionary Note to U.S. Investors – Mineral Reserve and Resource Estimates All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 5 | ALAMOS GOLD INC in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended, and the Exchange Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre–feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Notes to Mineral Reserve and Resource Table:  The Company’s mineral reserves and mineral resource as at September 1, 2016 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s NI 43-101 requirements.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.  Mineral resources are exclusive of mineral reserves.  Mineral reserve cut-off grade for the La Yaqui Pit are determined as a net of process value of $0.10 per tonne for each model block  Mineral resources are constrained within a pit shell based on a $1400/oz gold price and Mulatos’ 2016 budget costs.  Mineral Reserve estimates assumed a gold price of $1,250 per ounce and Mineral Resource estimates assumed a gold price of $1,400 per ounce.  Mineral resources are reported at a 0.3 g/t Au cutoff and recoveries based on current metallurgical test work.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 6 | ALAMOS GOLD INC Figure 1: Greater Yaqui Project Area – Simplified Geology Map with Intercepts

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 7 | ALAMOS GOLD INC Figure 2: La Yaqui – Conceptual Cross Section Zone 1 (Looking North)

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 8 | ALAMOS GOLD INC Figure 3: La Yaqui – Conceptual Cross Section Zone 2 (Looking Northwest)